UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION

(Name of Subject Company (Issuer))

KEMET CORPORATION

(Name of Filing Person (Issuer))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

H. Kurt von Moltke, P.C.

William R. Burke
Kirkland & Ellis LLP
300 North LaSalle Avenue
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$54,118,165	$3,859

(*)         Calculated solely for the purposes of determining the amount of the filing fee.  Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that a maximum of $56,081,000 principal amount of 2.25% Convertible Senior Notes due 2026 of Kemet Corporation, as described herein, will be purchased at a purchase price of $965 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the expiration date, resulting in a repurchase price of $54,118,165, plus accrued and unpaid interest up to but excluding the expiration date, if any.

(**)  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐                        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by KEMET Corporation, a Delaware corporation (the “Company”), to purchase for cash up to $56,081,000 in aggregate principal amount of the Company’s 2.25% Convertible Senior Notes due 2026 (the “Notes”) validly tendered and accepted, upon the terms and subject to the conditions contained in the Offer to Purchase dated February 3, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the “Offer”).

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.  Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, and as more particularly set forth below.

Item 1.         Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” and “Answers to Questions You May Have” in the Offer to Purchase is incorporated herein by reference.

Item 2.         Subject Company Information.

(a) Name and Address.   The name of the issuer of the Notes is KEMET Corporation.  The address of the Company’s principal executive offices is 2835 Kemet Way, Simpsonville, South Carolina 29681.  Its telephone number is (864) 963-6300.

(b) Securities.  The class of securities subject to the Offer to Purchase is the Company’s 2.25% Convertible Senior Notes due 2026. The information set forth under the caption “Background of the Notes” in the Offer to Purchase is incorporated herein by reference.  As of February 2, 2010, there was approximately $81,081,000 aggregate principal amount of the Notes outstanding, which are convertible into shares of the Company’s common stock (par value $0.01 per share).

(c) Trading Market and Price.  The Notes are not listed on any national or regional securities exchange or reported on a national quotation system. There is no established public market for the Notes, and we believe that trading in the Notes has been limited and sporadic. The information set forth under the captions “Important Information” and “Market Price Information” in the Offer to Purchase is incorporated herein by reference.

Item 3.         Identity and Background of Filing Person.

(a) Name and Address.  The Company is the filing person.  The business address and business telephone number of the Company are set forth under Item 2(a) above.  The following table lists the names of all directors and executive officers of the Company.  The mailing address of each director and executive officer is: c/o KEMET Corporation, 2835 Kemet Way, Simpsonville, South Carolina 29681.

Name	Position
Per-Olof Loof	Chief Executive Officer and Director
William M. Lowe, Jr.	Executive Vice President and Chief Financial Officer
Robert R. Argüelles	Senior Vice President, Operational Excellence and Quality
Conrado Hinojosa	Senior Vice President, Tantalum Business Group
Marc Kotelon	Senior Vice President, Global Sales

Charles C. Meeks, Jr.	Senior Vice President, Ceramic Business Group
Kirk D. Shockley	Vice President, Film and Electrolytic Business Group
Susan B. Barkal	Vice President of Corporate Quality and Chief Compliance Officer
Daniel E. LaMorte	Vice President and Chief Information Officer
Dr. Phillip M. Lessner	Vice President, Chief Technology Officer and Chief Scientist
Larry C. McAdams	Vice President, Human Resources
Dr. Daniel F. Persico	Vice President, Strategic Marketing and Business Development
R. James Assaf	Vice President, General Counsel and Secretary
Michael W. Boone	Vice President and Treasurer
David S. Knox	Vice President and Corporate Controller
Frank G. Brandenberg	Chairman of the Board of Directors
Dr. Wilfried Backes	Director
Gurminder S. Bedi	Director
Joseph V. Borruso	Director
E. Erwin Maddrey, II	Director
Robert G. Paul	Director
Joseph D. Swann	Director

Item 4.         Terms of the Transaction.

(a) Material Terms. The information set forth under the captions “Summary Term Sheet,” “The Tender Offer,” “Procedures for Tendering Notes,” “Withdrawal of Tenders; Absence of Appraisal Rights,” “Expiration Date; Extensions; Termination; Amendments,” “Capitalization of KEMET” and “Certain United States Federal Income Tax Considerations” in the Offer to Purchase is incorporated herein by reference

(b) Purchases.  To the best of our knowledge, we will not purchase any Notes from any of our executive officers, directors or affiliates.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Issuer’s Securities.

We have entered into the following agreements in connection with the Notes:

•                                        Indenture, dated as of November 1, 2006, by and among the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 Reg. No. 333-140943 filed on February 28, 2007).

•                                        Registration Rights Agreement, dated as of November 1, 2006, by and among the Company, Credit Suisse Securities (USA) LLC, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 Reg. No. 333-140943 filed on February 28, 2007).

The information set forth under the caption “Background of the Notes” and the documents and information referred to under the caption “Available Information and Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference.

We have entered into the following other agreements in connection with securities of the Company:

•                                        Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

•                                        Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).

•                                        1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

•                                        Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

•                                        Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

•                                        1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

•                                        2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).

•                                        Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).

•                                        Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

•                                        Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

•                                        Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

•                                        Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

Item 6.         Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth under the captions “Summary Term Sheet,” “Answers to Questions You May Have” and “Purpose of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired.  Any Notes accepted for purchase by the Company pursuant to the Offer will be canceled.

(c) Plans.  The information set forth under the captions “Answers to Questions You May Have,” “Concurrent Debt Financing” and “Purpose of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7.         Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The information set forth under the captions “Summary Term Sheet,” “The Tender Offer,” “Sources and Amount of Funds,” “Concurrent Debt Financing” and “Dealer Manager; Information Agent and Depositary” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions.  The information set forth under the captions “Concurrent Debt Financing” and “Conditions to the Tender Offer” in the Offer to Purchase is incorporated herein by reference.  We have no alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds.  The information set forth under the captions “Concurrent Debt Financing” and “Sources and Amount of Funds” in the Offer to Purchase is incorporated herein by reference. We have no plans or arrangements to finance or repay such loan.

Item 8.         Interest in Securities of the Subject Company.

(a) Securities Ownership.

The Notes: To the best of our knowledge, neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in the Notes.

Common Stock. As of February 2, 2010, KEMET’s issued and outstanding Common Stock consisted of 80,867,509 shares of Common Stock. The following information with respect to the outstanding shares of Common Stock beneficially owned by each director and/or executive officer of the Company, and all beneficial owners of more than 5% of the Common Stock known to the Company is furnished as of February 2, 2010. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name.

Directors, Executive Officers and 5% Stockholders (1)	Shares of Common Stock	% of Class
Per-Olof Loof (2)(3)	752,618	*
William M. Lowe, Jr. (2)	165,000	*
Conrado Hinojosa (2)(4)	114,011	*
Marc Kotelon (2)(5)	84,894	*
Kirk D. Shockley (2)(6)	93,126	*
Dr. Wilfried Backes (2)	2,500	*
Gurminder S. Bedi (2)	7,500	*
Joseph V. Borruso (2)	13,600	*
Frank G. Brandenberg (2)	35,075	*

E. Erwin Maddrey, II (2)	13,787	*
Robert G. Paul (2)	13,500	*
Joseph D. Swann (2)	109,787	*
All Directors and Executive Officers as a group (19 persons)	1,909,137	2.36%
Alonim Investments Inc. (7)	4,150,000	5.13%
Berg & Berg Enterprises, LLC (8)	6,762,573	8.36%
Dimensional Fund Advisors LP (9)	6,792,861	8.40%

(*) Percentage of shares beneficially owned does not exceed one percent of class.

(1) The table above does not reflect the issuance of a warrant on June 30, 2009, to initially purchase 80,544,685 shares of the Corporation’s Common Stock (the “Closing Warrant”) to K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P., pursuant to the terms of the Amended and Restated Credit Agreement among K Financing, LLC, the Corporation and certain of the Corporation’s subsidiaries.

(2) The address of these individuals is c/o KEMET Corporation, P.O. Box 5928, Greenville, South Carolina 29606.

(3) Includes a grant of restricted stock of 50,000 shares with a net share settlement of 12,500 shares deducted by the Corporation to satisfy Federal withholding tax obligations.

(4) The amount shown includes 107,500 shares subject to currently exercisable options. Includes a grant of restricted stock of 8,682 shares with a net share settlement of 2,171 shares deducted by the Corporation to satisfy Federal withholding tax obligations.

(5) The amount shown includes 77,500 shares subject to currently exercisable options.

(6) The amount shown includes 86,250 shares subject to currently exercisable options.

(7) According to a Schedule 13G filed with the SEC on February 13, 2009 by Alonim Investments Inc. (“Alonim”), as of March 31, 2008, Alonim is the beneficial owner of 4,150,000 shares, as to which it has sole voting power for 4,150,000 shares and sole dispositive power for 4,150,000 shares. Alonim’s address is 237 Hymus Blvd., City of Pointe Claire, Quebec, Canada H9R 5C7.

(8) According to a Schedule 13G/A filed with the SEC on January 13, 2009 by Berg & Berg Enterprises, LLC (“BBE”), as of January 6, 2009, BBE is the beneficial owner of 6,762,573 shares, as to which it has sole voting power for 6,762,573 shares and sole dispositive power for 6,762,573 shares. BBE’s address is 10050 Bandley Drive, Cupertino, CA 94014.

(9) According to a Schedule 13G/A filed with the SEC on February 9, 2009 by Dimensional Fund Advisors LP (“Dimensional”), as of December 31, 2008, Dimensional is the beneficial owner of 6,792,861 shares, as to which it has sole voting power for 6,666,881 shares and sole dispositive power for 6,792,861 shares. Dimensional’s address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(b) Securities Transactions.  To the best of our knowledge, during the 60 days preceding the date of this Schedule TO, none of our executive officers, directors or affiliates have engaged in any transactions in the Notes.

Effective on the commencement date of the Offer, we and our affiliates, including our and their executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the expiration date.  Following such time, if any Notes remain outstanding, we and our respective affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the purchase price.  Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of our common stock, our business and financial position, and general economic and market conditions.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth under the caption “Dealer Manager; Information Agent and Depositary” in the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

(a) Financial Information.  The information set forth in the Company’s Current Report on Form 8-K, filed with the Commission on November 5, 2009, under Item 15, Exhibits and Financial Statement Schedules, filed in Exhibit 99.1 thereto (which replaced in their entirety the corresponding items of the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2009, filed with the Commission on June 30, 2009) and the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2009, filed with the Commission on January 28, 2010 under Item 1, Financial Statement, is incorporated herein by reference.  These documents can be accessed electronically on the Security and Exchange Commission’s web site at www.sec.gov.

As of December 31, 2009, the net tangible book value per share of the Company’s common stock was $3.61. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The Company’s deficiency of earnings to fixed charges for the indicated periods are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein. For the purposes of calculating the deficiency of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

	Fiscal Year Ended March 31,		Nine Months Ended December 31,
($ in thousands)	2008	2009	2008	2009
Loss before income taxes	$(20,104)	$(288,411)	$(285,673)	$(67,115)
Add fixed charges	23,128	30,816	22,782	21,094
Earnings	3,024	(257,595)	(262,891)	(46,021)
Fixed Charges
Interest expense and amortization of debt issuance costs	21,696	29,789	22,012	19,744
Capitalized interest	486	—	—	310
Estimated interest component of rent expense	946	1,027	770	1,040
Total fixed charges	23,128	30,816	22,782	21,094
Deficiency of earnings to fixed charges	$20,104	$288,411	$285,673	$67,115

(b) Pro Forma Information. Not applicable

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  None, except for applicable securities laws and the rules and regulations promulgated by the Financial Industry Regulatory Authority.  The documents and information referred to under the caption “Additional Information and Incorporation of Documents by Reference” in the Offer to Purchase are incorporated herein by reference.

(b)  Other Material Information.  The information contained in the Offer to Purchase and Letter of Transmittal (Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively) is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 3, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	IRS Form W-9
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated February 3, 2010.
(b)	None.
(d)(1)

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (as incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(2)

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (as incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(3)

Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

(d)(4)	Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).
(d)(5)	1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(6)

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(7)

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(8)

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(9)	2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(10)	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).
(d)(11)

Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

(d)(12)

Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

(d)(13)

Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

(d)(14)

Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

Dated: February 3, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 3, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	IRS Form W-9
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated February 3, 2010.
(b)	None.
(d)(1)

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (as incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(2)

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (as incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the SEC on February 28, 2007).

(d)(3)

Restated Certificate of Incorporation of the Company, as amended to date (as incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1992).

(d)(4)	Amended and Restated By-laws of KEMET Corporation (as incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated June 3, 2008).
(d)(5)	1992 Executive Stock Option Plan, (as incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(6)

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (as incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(7)

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (as incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(8)

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (as incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(9)	2004 Long-Term Equity Incentive Plan (as incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(10)	Warrant to Purchase Common Stock, dated June 30, 2009, issued by the Company to K Financing, LLC (as incorporated by reference to Exhibit 10.1 to Form 8-K filed June 30, 2009).
(d)(11)

Investor Rights Agreement, dated June 30, 2009, between the Company and K Financing, LLC (as incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 30, 2009).

(d)(12)

Amended and Restated Credit Agreement, dated as of June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto (as incorporated by reference to Exhibit (b)(1) filed with the Company’s Amendment No. 3 to Schedule TO, filed with the SEC on June 8, 2009).

(d)(13)

Amendment No. 1 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and the other parties thereto, dated June 21, 2009 (as incorporated by reference to Exhibit (b)(2) filed with the Company’s Amendment No. 5 to Schedule TO, filed with the SEC on June 22, 2009).

(d)(14)

Amendment No. 2 to Amended and Restated Credit Agreement entered into on June 7, 2009, by and among the Company, K Financing, LLC and other parties thereto, dated September 30, 2009 (as incorporated by reference to Exhibit 10.1 to Form 8-K filed October 6, 2009).

(g)	None.
(h)	None.